Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Compensation and Benefits Committee
Owens & Minor, Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-32497) on Form S-8 of Owens & Minor, Inc. of our report dated June 10, 2014, with respect to the statements of assets available for benefits of the Owens & Minor 401(k) Savings and Retirement Plan as of December 31, 2013 and 2012, the related statements of changes in assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report for Form 11-K of the Owens & Minor 401(k) Savings and Retirement Plan.

Richmond, Virginia
June 10, 2014